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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
April 30, 2010
Via EDGAR
Mark Cowan
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Variable Insurance Funds File Nos: 811-07452 and 033-57340
Dear Mr. Cowan:
     On behalf of AIM Variable Insurance Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 29, 2010, with regard to Post-Effective Amendment No. 42 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 30, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments — Prospectuses
1. Fees and Expenses of the Fund
a. Leisure Fund. Please delete footnote 1, which describes Acquired Fund Fees and Expenses, because the disclosure is neither required nor permitted by Item 3.
     Response: The requested change has been made.
b. Global Multi-Asset Fund. Please delete the footnote 1 which states “Total Annual Fund Operating Expenses After Fee Waiver are based on estimated amounts for the current fiscal year,” and footnote 2, which describes Acquired Fund Fees and Expenses, because the disclosure is neither required nor permitted by Item 3. Also, why only the 1- and 3- year expenses in the example? We note the inception date of the fund was 10/31/08.
     Response: The first and second footnotes have been deleted and the 5- and 10- year expenses in the expense example have been included.
c. Capital Development Fund and Basic Balanced Fund. Please delete footnote 1, which describes an advisory fee breakpoint, because the form designates the narrative preceding the fee table as the place to disclose the existence of breakpoint discounts. Also, please note that the waiver must be triggered in order to be discussed or reported in Item 3.
     Response: Footnote 1 of Capital Development Fund and Basic Balanced Fund reflects a contractual advisory fee waiver rather than sales charge discounts which would typically be placed in the narrative preceding the “Fees and Expenses of the Fund” table. Insurance companies require that we place any existing contractual expense limitations as a footnote to the fee table.
d. Global Real Estate Fund. Please include an additional line in the fee table disclosing the costs of selling short.
     Response: There are no costs of selling short to include in the fee table. The Fund has the ability to short sell, but it is not currently and has not in the past.
2. Portfolio Turnover
a. Please consider removing the disclosure stating higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account” as it is not relevant to funds to be held in a variable insurance contract. The disclosure also implies that the funds may be held in a taxable account. Please explain to the staff the circumstances in which the funds may be held in a taxable account.
     Response: The phrase regarding the affect of a Fund’s portfolio turnover on taxes has been deleted since these Funds are not held in taxable accounts. The following is the resulting disclosure:
“Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was ___% of the average value of its portfolio.”
3. Principal Investment Strategies/Principal Risks (Fund Summary)
a. Global Multi-Asset Fund. The strategy of investing at least 30% of its assets in underlying funds that invest in fixed-income securities and cash should be included in the summary. As well as the fact that the Fund may invest up to 80% of its assets in underlying funds that invest in foreign securities. In addition, please consider removing the following disclosure to the Item 9 discussion, as this section is to be a summary of the fund’s principal strategies: “The affiliated ETFs and mutual funds that the Fund may invest in are advised by Invesco PowerShares Capital Management LLC (Invesco PowerShares) and Invesco Advisers, Inc. (the Adviser or Invesco), respectively. The Fund and any affiliated underlying mutual funds and ETFs are part of the same group of investment companies. Adviser to the Fund and any affiliated mutual funds, and PowerShares are affiliates of each other as they are both indirect wholly-owned subsidiaries of Invesco Ltd.”
     Response: The changes regarding strategies of investing in underlying funds in fixed-income, cash and foreign securities have been added to the summary section. The disclosure regarding corporate affiliation of Invesco Powershares and Invesco Advisers, Inc. has been deleted from the summary section.
b. Capital Development Fund. Please define “mid-capitalization issuers.” Please include risks specific to “mid-cap” securities. Please include active trading as a strategy.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers an issuer to be a mid-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized issuers included in the Russell Mid Cap Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2009, the capitalization of companies in the Russell Mid Cap Index range from $262 million to $15.5 billion.”
     In addition, “Market Capitalization Risk” has been replaced with “Small-and Mid-Capitalization Risk”. Regarding inclusion of an active trading strategy, the portfolio turnover for this Fund is above our standard portfolio turnover threshold of 100%; therefore, an active trading strategy and risk has been included in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings”.
c. Leisure Fund. Please define “leisure activities” and “low capital intensity.”
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers an issuer to be doing business in the leisure sector if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from products or services related to leisure activities of individuals; (2) at least 50% of its assets are devoted to producing revenues through products or services related to leisure activities of individuals; or (3) based on other available information, the portfolio managers determine that its primary business is in products or services related to leisure activities of individuals. The principle type of equity securities purchased by the Fund is common securities. Issuers in the leisure sector include, but are not limited to, those engaged in the design, production and distribution of products or services related to the leisure activities of individuals. These companies operate in the following industries: hotel, gaming, publishing, advertising, beverage, audio/video, broadcasting-radio/television, cable and satellite, motion picture, recreation services and entertainment, retail and toy.”
     “Low capital intensity” means that we seek companies which do not require high levels of debt or leverage to finance their operations. This bolded sentence in the following paragraph has replaced the phrase, “low capital intensity” in the prospectus:
“In constructing the portfolio, the portfolio managers take macroeconomic and industry trends into consideration. Quantitative screens are used to help identify attractive security candidates within the universe of leisure-related issuers. Portfolio candidates are further refined by fundamental analysis performed at the issuer level which includes an evaluation of industry dynamics, competitive intensity and drivers of growth. Financial models are used to review historical performance and forecast two to three years into the future. Internally generated earnings-per-share (EPS) estimates are used to calculate valuation targets and a combination of multiples are used to establish price targets. The portfolio managers construct the portfolio with the goal of holding approximately 50 individual securities with an average investment horizon of 18 to 24 months. In general, the portfolio managers favor issuers with attractive revenue growth, strong free cash flow generation and returns on invested capital that are in excess of the issuer’s weighted average cost of capital. Additionally, the portfolio managers seek issuers which do not require high levels of debt or leverage to finance their operations and that possess management teams that appear to be good stewards of capital.”
d. Basic Balanced Fund. With respect to Value Investing Risk, consider including the risk that value stocks may never reach their full value in the summary section (as described in the Item 9 disclosure).
     Response: The suggested disclosure has been added to the “Value Investing Risk” in “Principal Risks of Investing in the Fund” appearing in the summary section of the prospectus.
e. Large Cap Growth Fund. Please define “large capitalization issuers.” With respect to capitalization risk, please tailor the disclosure to the type of securities the Fund will invest. It does not appear the disclosure is specific to risks of investing in large cap securities. We note that the identical disclosure is used for the Small Cap Equity Fund.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers an issuer to be a large-capitalization issuer if it has a market capitalization, at the time of purchase, no smaller than the smallest capitalized issuer included in the Russell 1000® Index during the most recent data during the current month. As of December 31, 2009, the capitalization of companies in the Russell 1000® Index range from $262.5 million to $323.7 billion.”
     Additionally, “Capitalization Risk” has been deleted for this Fund since it invests in large-capitalization issuers and this risk refers to stocks of small- and mid-capitalization issuers that are more susceptible to fluctuations in investor sentiment; general economic and market conditions; regional or global instability; and currency and interest rate fluctuations.
f. Mid Cap Core Equity Fund. Please define “mid-capitalization issuers.” Please include risks specific to “mid-cap” securities. As convertible securities, interest rate, credit and US government obligations risk are listed as a principal risks, please disclose the corresponding strategy that subjects the Fund to such risks.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers a company to be a mid-capitalization company if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized companies included in the Russell Midcap® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2009, the capitalization of companies in the Russell Midcap® Index range from $262 million to $15.5 billion.”

Additionally, “Small- and Mid- Capitalization Risk” has been added to this prospectus. Investments in convertible securities are no longer a principal strategy of the Fund. This Fund also has additional risks related to high investment in cash.
g. Small Cap Equity Fund. If applicable, please clarify that “small capitalization issuers” corresponds to issuers within the S&P Small Cap 600 Index. If so, please include the capitalization range of the index. Otherwise, please define “small capitalization issuers.” We note that Item 9 disclosure defines a small cap security as included in the Russell 2000 Index. Please include risks specific to “small-cap” securities. As convertible securities risk is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers a company to be a small-capitalization issuer if it has a market capitalization, at the time of purchase, no larger than the largest capitalized issuer included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2009, the capitalization of companies in the Russell 2000® Index range from $20 million to $5.5 billion.”
The Russell 2000® Index is used to determine which issuers are considered small-capitalization and the capitalization range of the Russell 2000® Index has been included. Convertible securities are no longer a principal strategy of the Fund; therefore, “Convertible Securities Risk” has been deleted.
h. Technology Fund. Please define “technology related industries.” Also, please include any risks associated with taking temporary defensive positions. In addition, please explain why market capitalization is a principal risk.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers an issuer to be doing business in technology-related industries if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in technology-related industries; (2) at least 50% of its assets are devoted to producing revenues in technology-related industries; or (3) based on other available information, the portfolio managers determine that its primary business is within technology-related industries.
     The principal type of equity securities purchased by the Fund is equity securities. Issuers in technology-related industries include, but are not limited to, those involved in the design, manufacture, distribution, licensing, or provision of various applied technologies, hardware, software, semiconductors, telecommunications equipment and services, medical technology, biotechnology, as well as service-related companies in information technology.”
In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.

“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
“Market Capitalization Risk” has been deleted from this prospectus.
i. Basic Value Fund. As Limited Number of Holdings Risk is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk. With respect to Value Investing Risk, consider including the risk that value stocks may never reach their full value in the summary section (as described in the Item 9 disclosure). Also, please include any risks associated with taking temporary defensive positions.
     Response: “Limited Number of Holdings Risk” has been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal threshold for inclusion of this risk. We are including language stating that a value stock may never reach its full potential in the summary section.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
j. Capital Appreciation Fund. As Active Trading and Limited Number of Holdings Risk are listed as principal risks, please disclose the corresponding strategy that subjects the Fund to such risks. Also, please include any risks associated with taking temporary defensive positions.
     Response: Both “Active Trading Risk” and “Limited Number of Holdings Risk” have been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal thresholds for inclusion of these risks.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
k. Diversified Income Fund. As Limited Number of Holdings Risk is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk. Also, please include any risks associated with taking temporary defensive positions.

     Response: “Limited Number of Holdings Risk” has been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal threshold for inclusion of this risk.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
l. Dynamics Fund. Please define “mid-capitalization issuers.” Please include risks specific to “mid-cap” securities. As Active Trading is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk. Also, please include any risks associated with taking temporary defensive positions.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund considers an issuer to be a mid-capitalization issuer if it has a market capitalization, at the time of purchase, within the range of the largest and smallest capitalized issuers included in the Russell Mid Cap Index during the most recent 11-month period (based on month end data) plus the most recent data during the current month. The Russell Mid Cap Index measures the performance of the 800 smallest issuers with the lowest market capitalization in the Russell 1000 Index. As of December 31, 2009, the capitalization of companies in the Russell MidCap Index range from $262 million to $15.5 billion.”
Both “Active Trading Risk” and “Limited Number of Holdings Risk” have been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal thresholds for inclusion of these risks.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
m. Financial Services Fund. Please define “financial services-related industries.” As the Fund may invest in issuers that are significantly undervalued, please include any risks associated with such a strategy. Also, please include any risks associated with taking temporary defensive positions.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:

“The Fund considers an issuer to be doing business in financial services-related industries if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in financial services-related industries; (2) at least 50% of its assets are devoted to producing revenues in the financial services-related industries; or (3) based on other available information, the portfolio managers determine that its primary business is within financial services-related industries. The principal type of equity securities purchased by the Fund is common securities. Companies in financial services-related industries include, but are not limited to, banks, insurance companies, investment banking and brokerage companies, credit finance companies, asset management companies and companies providing other finance-related services.”
“Value Investing Risk” has been added to this prospectus. In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
n. Global Health Care Fund. Please define “health care industry issuers.” As convertible securities, foreign securities and developing markets securities risk are listed as a principal risks, please disclose the corresponding strategies that subjects the Fund to such risks. Also, please include any risks associated with taking temporary defensive positions.
     Response: The following definition currently appears in the section, “Investment Objective, Strategies, Risks and Portfolio Holdings” and is being added to the summary section:
“The Fund uses the following criteria to determine whether an issuer is engaged in health care-related industries if (1) at least 50% of its gross income or its net sales are derived from activities in the health care industry; (2) at least 50% of its assets are devoted to producing revenues from the health care industry; or (3) based on other available information, the Fund’s portfolio manager(s) determines that its primary business is within the health care industry.”
“Foreign Securities Risk” and “Developing Markets Securities Risk” have been included because the Fund invests, under normal circumstances, in issuers located in at least three different countries, including the U.S and may also invest up to 20% of its total assets in issuers located in developing countries. “Convertible Securities Risk” has been deleted since this is no longer a principal strategy of the Fund.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”

o. Global Real Estate Fund. The disclosure states “The Fund limits its investments in debt securities unrelated to the real estate industry to those that are investment-grade or deemed by the Fund’s portfolio managers to be of comparable quality.” But also states “The Fund may invest in non-investment grade debt securities (commonly known as “junk bonds”).” Please clarify whether investments in junk bonds must be real estate related. With respect to Short Sales Risk, please include the risk that when you sell short, your losses are potentially unlimited. As Limited Number of Holdings Risk is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk. Also, please include any risks associated with taking temporary defensive positions.
     Response: We have modified the strategy regarding the Fund’s investments in junk bonds to read, “The Fund may invest in non-investment grade debt securities (commonly known as “junk bonds”) of real estate and real estate-related issuers.” We have added the following sentence to “Short Sales Risk”: “As there is no limit on how much the price of the security can increase, the Fund’s exposure is unlimited.” “Limited Number of Holdings Risk” has been included because, according to the Fund’s most recent fiscal year financial information, the Fund meets our internal thresholds for inclusion of this risk.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
p. Government Securities Fund. As Market Capitalization, Active Trading, and Limited Number of Holdings Risk are listed as principal risks, please disclose the corresponding strategies that subject the Fund to such risks. Also, please include any risks associated with taking temporary defensive positions.
     Response: Each of these three risks has been deleted. “Market Capitalization Risk” has been deleted from this prospectus because this Fund does not invest with regard to capitalization. Both “Active Trading Risk” and “Limited Number of Holdings Risk” have been deleted because, according to the Fund’s most recent fiscal year financial information, the Fund does not meet our internal thresholds for inclusion of these risks.
     In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
q. High Yield Fund. Please disclose that debt securities that are determined to be below investment grade quality are commonly known as “junk bonds.” As Market Capitalization is listed as a principal risk, please disclose the corresponding strategy that subjects the Fund to such a risk. Also, please include any risks associated with taking temporary defensive positions.
     Response: The “Principal Investment Strategies of the Fund” currently states that high yield bonds “are commonly known as junk bonds” and the name of “High Yield Bond Risk” has been changed to “High Yield Bond (Junk Bond) Risk”. “Market Capitalization Risk” is not a principal investment risk of the Fund and has been deleted from the Prospectus. In addition, the bolded language has been included in each Fund’s standard temporary defensive position disclosure to indicate that the securities in which a Fund may invest when taking a defensive posture are less risky than those in which the Fund typically invests and, therefore, no further risk disclosure is required.
“The Fund may, from time to time, take temporary defensive positions in cash and other securities that are less risky and inconsistent with the Fund’s principal investment strategies in anticipation of or in response to adverse market, economic, political or other conditions. As a result, the Fund may not achieve its investment objective.”
4. Performance Information
     a. With respect to the bar charts, please remove the horizontal lines on those other than the zero axis.
     Response: The requested change has been made.
     b. Please remove the statement that the benchmark “may” not reflect . . . fees, expenses or taxes and included in parentheses (as permitted by Item 4) without the word “may.” Benchmarks cannot reflect those deductions. Also, please confirm that MSCI World Index does not reflect deductions for taxes.
     Response: The requested changes have been made; however, we retained the sentence, “The benchmarks may not reflect payment of fees, expenses or taxes. We determined that some benchmarks such as the MSCI indexes do, in fact, deduct for foreign taxes. Further, a fund may be compared to multiple indexes some of which may or may not deduct for taxes.
     c. Please delete the disclosure that “the Fund is not managed to track performance . . . .” The disclosure is not permitted or required. Also, please remove “Inception Date” column. It may appear as a parenthetical in the table.
     Response: The requested changes have been made.
     d. Any negative returns should be preceded by a negative sign (-), rather than enclosed in parentheses.
     Response: This change affects a number of prospectuses across the Invesco Funds’ complex. We will endeavor to include this change on upcoming filings.
     e. The disclosure in certain Funds (e.g., VI Utilities Fund, Basic Value Fund and Capital Appreciation Fund) states that updated performance is at www.invescoaim.com. Please confirm that the disclosure is correct.
     Response: The sentence regarding updated performance being available at invescoaim.com has been deleted.

     f. Core Equity Fund. Please delete the footnote to the table. Some of the disclosure may appear in the narrative to explain what is presented in the table. This information appears in the narrative preceding the bar chart. It does not have to be repeated word-for-word.
     Response: The requested change has been made.
5. Financial Highlights
     Please disclose that the financial highlights do not include separate account charges and that such charges would reduce total return figures.
     Response: The following sentence has been added to the introduction to the Financial Highlights page: “The table does not reflect charges assessed in connection with your variable product; if it did, the performance shown would be lower.”
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel